1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
THOMAS J. FRIEDMANN thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

June 8, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Vincent J. Di Stefano, Jon Russo and Jeffrey Long

Re:	Garrison Capital LLC
Registration Statement on Form N-2
File Numbers 333-173026 and 814-878

Ladies and Gentlemen:

Garrison Capital LLC, a Delaware limited liability company (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form N-2 (Registration No. 333-173026) (the “Registration Statement”).  On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission pursuant to telephone conversations with (1) Jon Russo and Jeffrey Long of the Staff and Thomas Friedmann and William Tuttle of Dechert LLP, outside counsel to the Company, on May 17, 2011 and (2) Vincent Di Stefano of the Staff and David Harris, William Tuttle and Thomas Friedmann on June 1, 2011.  For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response.  We will also provide to you under separate cover courtesy copies of Amendment No. 2, as filed and marked to show the changes from Amendment No. 1 to the Registration Statement.  Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Legal Comments

1.
We note your response to comment 10 from our letter dated April 20, 2011.  Please advise the Staff supplementally (a) what subsidiaries will be in existence at the time of effectiveness of the Registration Statement, (2) whether the Company presently intends to acquire or form any additional subsidiaries and (3) the standard used to determine the materiality of the Company’s subsidiaries.

Response:

As of the date of effectiveness the Company expects to have two subsidiaries: GF 2010-1 and Garrison Capital Equity Holdings LLC.  The Company does not presently intend to acquire or form any additional subsidiaries.

US  Austin  Boston  Charlotte  Hartford  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC
EUROPE  Brussels  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

Vincent J. Di Stefano, Jon Russo and Jeffrey Long June 8, 2011 Page 2

For purposes of determining whether each of its existing subsidiaries is material, the Company reviewed the definition of “material” and “significant subsidiary,” each as set forth in Regulation S-X, and also reviewed the subsidiary and its role within the Company as a whole under general principles of both legal materiality as set forth in TSC Industries v. Northway, Inc. (i.e., whether there is a substantial likelihood that a reasonable shareholder would consider it important in making an investment decision) and accounting materiality as set forth in Staff Accounting Bulletin No. 99 and the Financial Accounting Standards Board’s Concepts Statement 2, Qualitative Characteristics of Accounting Information (i.e., the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item).

Based on this analysis, the Company has determined that Garrison Capital Equity Holdings LLC is not a material subsidiary (although the financial statements of Garrison Capital Equity Holdings LLC were consolidated with those of the Company as of March 31, 2011 and are expected to be consolidated in future financial statements of the Company).  The Company supplementally notes that, as of March 31, 2011, Garrison Capital Equity Holdings LLC held no assets and, as of the date of this letter, holds approximately 0.07% of the Company’s total assets.  The Company has determined that GF 2010-1 is a material subsidiary and has included disclosure on this entity throughout the Registration Statement.  The Company expects to engage in a similar analysis at the time it acquires or forms any additional subsidiaries.

2.
We note your response to comment 12 from our letter dated April 20, 2011.  Please include risk factor disclosure that the Company will be over-leveraged for purposes of the asset coverage test set forth in Section 61 of the 1940 Act until completion of the offering.

Response:

As requested, the Company has included under the heading “Risk Factors—Risks Relating to our Business and Structure—We intend to finance our investments with borrowed money, which will magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us” to state the Company does not currently meet, and will not meet, the asset coverage test under the 1940 Act until completion of the offering and the application of the net proceeds thereof as set forth in the Registration Statement.

Vincent J. Di Stefano, Jon Russo and Jeffrey Long June 8, 2011 Page 3

3.	We note your response to comment 25 from our letter dated April 20, 2011. Please provide additional disclosure regarding the different forms of leverage that the Company may incur in the future.

Response:

As requested, the Company has revised the disclosure under the heading “Prospectus Summary—Use of Leverage” to provide additional disclosure regarding the different forms of leverage that the Company may incur in the future.

4.	We reissue comment 34 from our letter dated April 20, 2011. Please delete the penultimate sentence from footnote 4 to the fee table.

Response:

As requested, the Company has deleted the penultimate sentence from footnote 4 to the fee table.

5.
We reissue comment 36 from our letter dated April 20, 2011.  In the paragraph of narrative disclosure following the example, state what the figures in that paragraph would have been if the returns were derived entirely from capital gains.

Response:

As requested, the Company has revised the disclosure in the narrative following the example appearing under the heading “Fees and Expenses” to disclose what the figures in that paragraph would have been if the returns were derived entirely from capital gains.  The Company reiterates that such a mix of returns is highly unlikely and potentially misleading to investors (suggesting implicitly the possibility of sizeable capital gains relative to income on a predominantly fixed income portfolio).  The Company respectfully submits that a blended presentation based on actual results from the Company’s inception would be more appropriate.

6.
We note your response to comments 41 and 43 from our letter dated April 20, 2011.  Please include either enhanced disclosure regarding the Company’s intentions with respect to an SBIC subsidiary or revise the disclosure to clarify that the Company’s has not finalized its intentions regarding the establishment of such a subsidiary.

Response:

As requested, the Company has revised the disclosure throughout Amendment No. 2 to clarify that the Company has not finalized its intentions regarding the establishment of an SBIC subsidiary.  If the Company does decide to pursue licensing of an SBIC subsidiary, such application would be made after the completion of the initial public offering.

Vincent J. Di Stefano, Jon Russo and Jeffrey Long June 8, 2011 Page 4

7.
We note your response to comment 49 from our letter dated April 20, 2011.  Please add risk factor disclosure regarding any risks that may be attendant to any hedging activities in which the Company may engage.

Response:

As requested, the Company has included a new risk factor captioned “We may expose ourselves to risks if we engage in hedging transactions.”

8.	We note your response to comment 63 from our letter dated April 20, 2011. Please disclose examples of the types of assets that will constitute non-qualifying assets.

Response:

As requested, the Company has revised the disclosure under the heading “The Company—Investment Strategy” to disclose examples of the types of assets that will constitute non-qualifying assets.

Accounting Comments

9.
We note your response to comment 20 from our letter dated April 20, 2011.  Please provide the Staff with an enhanced discussion regarding how the shares the members of Garrison Capital LLC will receive will be valued.  Will the price be determined independently or will it be a function of the public offering price?  In addition, please confirm that prior to the pricing of the offering the Company will engage in an abbreviated valuation process, including compilation of updated analyses by its independent valuation agents, to obtain confirmation that the most recently computed net asset value remains substantially accurate.

Response:

As requested, the Company has revised its disclosure under the headings “Prospectus Summary—Formation Transactions—BDC Conversion” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Formation Transactions—BDC Conversion” to state that prior to the pricing of the offering the Company will engage in an abbreviated valuation process, including compilation of updated analyses by its independent valuation agents, to obtain confirmation that the most recently computed net asset value remains substantially accurate.  The Company notes that the updated valuation procedure, which will bring down and update the procedures undertaken for the prior fiscal quarter, is expected to serve as a basis for its board of directors to approve the offering valuation prior to the pricing of the initial public offering.

Vincent J. Di Stefano, Jon Russo and Jeffrey Long June 8, 2011 Page 5

The Company will issue a fixed number of shares for each unit outstanding immediately prior to the BDC Conversion (including units awarded as part of the Pre-Conversion Payment) based on a ratio fixed in the Certificate of Conversion to be filed with the Delaware Division of Corporations. The Company supplementally advises the Staff that it currently expects this ratio to be approximately 1.0 to 1.0.  The Company, however, expects to adjust this ratio as necessary so that the Company’s net asset value per share after giving effect to the Pre-Conversion Payment and the BDC Conversion falls within the expected offering price range for shares to be sold in the initial public offering.  For example, if the Company’s net asset value were $190 million, there were 11 million units were outstanding at the time of the BDC Conversion, the per unit net asset value were $17.27 and the expected offering price range for shares to be sold in the initial public offering were $14.00 to $16.00, the Company expects that the ratio for the conversion of units to shares in the BDC Conversion would be between 0.811 and 0.926 so that the net asset value per share after giving effect to the Pre-Conversion Payment and the BDC Conversion would fall within the expected offering price range.  However, because this ratio will be fixed at the time of the BDC Conversion (and therefore in advance of the pricing of the initial public offering), the legacy investors in Garrison Capital LLC will suffer dilution should the initial public offering price fall below the Company’s net asset value per share on a pro forma basis after giving effect to the Pre-Conversion Payment and the BDC Conversion.

10.
Please revise the disclosure regarding the deferred payment of a portion of the incentive fee attributable to deferred interest to confirm that no interest will be paid to Garrison Capital Advisers on amounts accrued and not paid in respect of such deferred interest.

Response:

As requested, the Company has revised the disclosure regarding the deferred payment of the portion of the incentive fee attributable to deferred interest to confirm that no interest will be paid to Garrison Capital Advisers on amounts accrued and not paid in respect of such deferred interest, including under the headings “Fees and Expenses” and “The Adviser and the Administrator—Investment Advisory Agreement—Incentive Fee.”  The amount of incentive fees to be paid, if any, will be determined using the calculation set forth in the Prospectus, with no increase attributable to the time value of such delay.

Vincent J. Di Stefano, Jon Russo and Jeffrey Long June 8, 2011 Page 6

11.	Please clarify whether the waiver of the capital gains incentive fee through December 31, 2011 applies only to assets sold during 2011 or to all unrealized capital appreciation during 2011.

Response:

As requested, the Company has revised its disclosure throughout Amendment No. 2 to note that the waiver of the capital gains incentive fee through December 31, 2011 applies only to assets sold during 2011 and not to unrealized capital appreciation during 2011 (which, of course, would not be earned or payable by a business development company until such time as the related capital gains are realized), including under the headings “Fees and Expenses” and “The Adviser and the Administrator—Investment Advisory Agreement—Incentive Fee.”

12.
Please disclose that the Company will accrue the capital gains incentive fee if, on a cumulative basis, the sum of net realized gains/ (losses) plus net unrealized appreciation/(depreciation) is positive.

Response:

As requested, the Company has revised the disclosure under the headings “Fees and Expenses” “The Adviser and the Administrator—Investment Advisory Agreement—Incentive Fee” to disclose that the Company will accrue the capital gains incentive fee if, on a cumulative basis, the sum of net realized gains/(losses) plus net unrealized appreciation/(depreciation) is positive.  The Company undertakes to include similar disclosure in the notes to its financial statements beginning with its first quarterly or annual report filed under the Exchange Act following completion of the initial public offering.

13.	Please add a line item to the table of portfolio company investments to provide total amounts of principal due at maturity, amortized cost and fair value of investments.

Response:

As requested, the Company has revised the table of portfolio company investments to include a line item reflecting the total amounts of principal due at maturity, amortized cost and fair value of investments.

Vincent J. Di Stefano, Jon Russo and Jeffrey Long June 8, 2011 Page 7

14.
Please add a footnote to the example of the computation of the capital gains incentive fee stating that the cumulative aggregate capital gains fee received by Garrison Capital Advisers may be effectively greater than 20.0% of cumulative aggregate realized capital gains less net realized capital losses and aggregate cumulative net unrealized depreciation.

Response:

As requested, the Company has included under the heading “The Adviser and the Administrator—Investment Advisory Agreement— Examples of Quarterly Incentive Fee Calculation” a footnote to the example of the computation of the capital gains incentive fee stating that the cumulative aggregate capital gains fee received by Garrison Capital Advisers may be effectively greater than 20.0% of cumulative aggregate realized capital gains less net realized capital losses and aggregate cumulative net unrealized depreciation.

15.
For investments where a portion of interest is payable in kind and a portion is payable in cash, please revise the schedule of investments included in the F-pages to the Registration Statement to disclose separately, if different, the amounts of interest payable in kind and in cash.  Alternatively, please confirm that no such investments exist as of the relevant balance sheet dates.

Response:

As of December 31, 2010 and March 31, 2011, only the loans to BMP/Pennant Holdings, LLC provided for the payment of different rates of interest for interest payable in cash or in kind.  The Company has revised the disclosure in the schedule of investments to disclose separately the amounts of interest payable in kind and in cash.

16.	Please provide us supplementally with a completed fees and expenses table reflecting the expected offering size.

Response:

As requested, the Company will provide the Staff supplementally with a completed fees and expenses table reflecting the expected offering size.

* * * * * * * * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by facsimile at 202.261.3333) or David J. Harris at 202.261.3385 (or by facsimile at 202.261.3333).  Thank you for your cooperation and attention to this matter.

Vincent J. Di Stefano, Jon Russo and Jeffrey Long June 8, 2011 Page 8

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann